UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67319

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/2006** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CBRE Capital Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

2800 Post Oak Blvd., Suite 2100
(No. and street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Potter **713-787-1941**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Ave.	**Los Angeles**	**CA**	**90071-3462**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Potter, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to CBRE Capital Corporation (the "Company") for the year ended December 31, 2007 and period from October 1, 2006 to December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

NANCY WOODWARD
MY COMMISSION EXPIRES
December 15, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statements of Financial Condition
(x)	(c)	Statements of Operations
(x)	(d)	Statements of Cash Flows
(x)	(e)	Statements of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computations of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computations for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, See Note 5 to Financial Statements.)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, See Note 5 to Financial Statements.)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

CBRE CAPITAL CORPORATION

(A Wholly Owned Subsidiary of CB Richard Ellis Group, Inc.)

(SEC I.D. No. 8-67319)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE PERIOD FROM OCTOBER 1, 2006 TO DECEMBER 31, 2006
AND THE YEAR ENDED DECEMBER 31, 2007 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

CBRE CAPITAL CORPORATION

CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
CBRE Capital Corporation
Houston, Texas

We have audited the accompanying statements of financial condition of CBRE Capital Corporation (the "Company"), a wholly owned subsidiary of CB Richard Ellis Group, Inc, as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2007 and the period from October 1, 2006 to December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007 and the period from October 1, 2006 to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 14, 2008

CBRE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CASH	$ 60,137	$ 25,137
DEPOSITS	2,256	
TOTAL	$ 62,393	$ 25,137
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value per share — 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2007 and 2006, respectively	$ 1	$ 1
Additional paid-in capital	274,322	68,101
Accumulated deficit	(211,930)	(42,965)
TOTAL	$ 62,393	$ 25,137

See notes to financial statements.

CBRE CAPITAL CORPORATION

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE PERIOD FROM OCTOBER 1, 2006 TO DECEMBER 31, 2006

	2007	2006
REVENUES — Other income	$ 35,000	$ -
EXPENSES:		
Professional fees	160,638	8,701
General, administrative, and other	13,132	18,601
Service fees to Parent	121,176	30,294
Total expenses	294,946	57,596
LOSS BEFORE INCOME TAX BENEFIT	(259,946)	(57,596)
INCOME TAX BENEFIT	(90,981)	(20,159)
NET LOSS	$ (168,965)	$ (37,437)

See notes to financial statements.

CBRE CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE PERIOD FROM OCTOBER 1, 2006 TO DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE — October 1, 2006	$ 1	$ 30,514	$ (5,528)	$ 24,987
Capital contributions from Parent		57,746		57,746
Distribution to Parent		(20,159)		(20,159)
Net loss			(37,437)	(37,437)
BALANCE — December 31, 2006	1	68,101	(42,965)	25,137
Capital contributions from Parent		297,202		297,202
Distribution to Parent		(90,981)		(90,981)
Net loss			(168,965)	(168,965)
BALANCE — December 31, 2007	$ 1	$274,322	$(211,930)	$ 62,393

See notes to financial statements.

CBRE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007 AND THE PERIOD FROM OCTOBER 1, 2006 TO DECEMBER 31, 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES — Net loss	$(168,965)	$(37,437)
CASH FLOWS FROM INVESTING ACTIVITIES — Deposits	(2,256)	
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from Parent	297,202	57,746
Distribution to Parent	(90,981)	(20,159)
Net cash provided by financing activities	206,221	37,587
NET INCREASE IN CASH	35,000	150
CASH — Beginning of period	25,137	24,987
CASH — End of period	$ 60,137	$ 25,137

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

CBRE Capital Corporation (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CB Richard Ellis Group, Inc. (the "Parent" or "CB Richard Ellis"), at which time the Company became a wholly owned subsidiary of CB Richard Ellis. The Company was formed to service the real estate investment industry by distribution of debt and equity securities of corporations and other entities, through the private placement of such securities on a best efforts basis to accredited investors and institutional customers. The Company will not act as a statutory underwriter or engage in market making or proprietary trading activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Income Taxes — Income taxes are accounted for under the asset and liability method in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has no valuation allowance or loss contingencies accrued at December 31, 2007 and 2006.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An interpretation of Statement of Financial Accounting Standard No. 109* (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Prior to January 1, 2007, the Company estimated uncertain income tax obligations in accordance with FASB Statement No. 109 and FASB Statement No. 5, *Accounting for Contingencies.* The adoption of FIN 48 had did not have a significant impact to the Company's financial statements.

Use of Estimates — The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $121,176 and $30,294 under this agreement for the year ended December 31, 2007 and the period October 1, 2006 to December 31, 2006, respectively.

4. NET CAPITAL REQUIREMENT

The Company, as a member of the FINRA, is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $60,137 and $25,137, which was $55,137 and $20,137 in excess of the required net capital at December 31, 2007 and 2006, respectively.

5. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities of, or owe money or securities to, customers, and effectuates all financial transactions through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers)." Because of such exemption, the Company is not required to prepare a determination of reserve requirements for broker and dealers or provide information relating to possession or control requirements for brokers and dealers.

6. DEPOSITS

The Company has deposits with FINRA in the Web Central Registration Depository (CRD) for payment of fees related to testing, licensing, and registration of employees. The Web CRD system facilitates the collection and disbursement of fees associated with filings processed through the system. The Company had deposits of $2,256 and $0 as of December 31, 2007 and 2006, respectively.

7. OTHER INCOME

During 2007, the Company received a refund of $35,000 from FINRA, which represents a one-time benefit resulting from the consolidation of New York Stock Exchange and National Association of Securities Dealers regulatory organizations.

8. INCOME TAXES

The income tax benefit consisted of the following components:

	Year Ended December 31, 2007	Period From October 1 2006 to December 31, 2006
Current:		
Federal	$ (90,981)	$ (20,159)
State	-	-
Total current	(90,981)	(20,159)
Deferred:		
Federal	-	-
State	-	-
Total deferred	-	-
Total benefit	$ (90,981)	$ (20,159)

The Company files a consolidated income tax return with the Parent on a calendar-year basis, in which there is no tax sharing arrangement existing between the Company and the Parent. The income tax benefits generated from the net operating losses during each of 2007 and 2006 were fully utilized by the Parent in the consolidated income tax filings for the respective years. Accordingly, the income tax benefits relating to such have been reflected as distributions to the Parent in the accompanying financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

CBRE CAPITAL CORPORATION

COMPUTATIONS OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 DECEMBER 31, 2007 AND 2006

	2007	2006
Total stockholder's equity qualified for net capital	$ 62,393	$ 25,137
Deductions and/or charges — nonallowable assets — deposits	2,256	
Net capital	60,137	25,137
Total aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement — minimum net capital required (minimum of $5,000 pursuant to Rule 15c3-1, paragraph (a)(2)(vi))	5,000	5,000
Net capital in excess of minimum requirement	$ 55,137	$ 20,137
Ratio of aggregate indebtedness to net capital	0.00 %	0.00 %

Note: The above computations do not differ from the computations of net capital under Rule 15c-1 as of December 31, 2007 and 2006 as filed by CBRE Capital Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

March 14, 2008

To the Board of Directors of
CBRE Capital Corporation
Houston, Texas

In planning and performing our audit of the financial statements of CBRE Capital Corporation (the "Company"), a wholly-owned subsidiary of CB Richard Ellis Group, Inc, as of December 31, 2007 and 2006, and for the year ended December 31, 2007 and the period from October 1, 2006 to December 31, 2006 (on which we issued our report dated March 14, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END